EXHIBIT 99.1

TiGenix announces a change in its Board of Directors and its Management Team

PRESS RELEASE

REGULATED INFORMATION

INSIDE INFORMATION

TiGenix announces a change in its Board of Directors and its Management Team

Leuven (Belgium) - June 13, 2018, 07:00h CEST - TiGenix NV (Euronext Brussels and NASDAQ: TIG), an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions, today announces that Eduardo Bravo will depart the board of directors and his role as CEO of TiGenix effective as of June 15, 2018.

Following the successful result of the first acceptance period of the takeover bid by Takeda, Eduardo Bravo will be succeeded as a member of the board of directors by Sebastian Wehle. Sebastian will also be in charge of the daily management of TiGenix together with Claudia D'Augusta, CFO of TiGenix, who was granted powers of daily management with a view to ensuring the smooth integration of TiGenix's operations into Takeda, to the extent legally permitted. Consequently, the services agreement between TiGenix and Eduardo Bravo will be terminated effective as of June 15, 2018.

"Eduardo's contribution to TiGenix cannot be overstated", said Jean Stéphenne, Chairman of TiGenix's board of directors. "Working closely with the management team and the board of directors, Eduardo guided TiGenix over the past 13 years into a position of considerable strength within the cell therapy space, becoming the first company to receive a centralized marketing authorization for an allogeneic stem cell therapy in Europe with the approval of Alofisel® (darvadstrocel). This was a very important step for patients and a milestone for the industry more widely. That strength was recognized in Takeda's partnership and bid for TiGenix. With the conditions for the bid now satisfied, it is an appropriate time for Eduardo to depart.  He leaves with the thanks of the board of directors, who wish him every success in his future endeavours".

Sebastian Wehle is Senior Director at Takeda, currently leading the Alofisel® manufacturing and supply activities for Takeda. He holds a PhD in pharmaceutical technology in the area of metered dose inhaler formulation. He joined Takeda in 2012 as Production Director. Prior to joining Takeda, Sebastian worked at former Nycomed and Altana in manufacturing and supply chain operations.

The appointment of Sebastian Wehle is effective immediately, subject to confirmation by the next shareholders' meeting of TiGenix.

Contacts

Claudia Jiménez
Senior Director                                                              Media enquiries:
Investor Relations and Communications                      Consilium Strategic Communications
T: +34 91 804 9264                                                       T: +44 20 3709 5700
claudia.jimenez@tigenix.com                                       tigenix@consilium-comms.com

About TiGenix
TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.

Forward-looking information
This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates and statements regarding the expected consummation of the tender offer, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the tender offer, the possibility that the transaction will not be completed, the impact of general economic, industry, market or political conditions, and the other risks and uncertainties discussed in TiGenix's public filings with the SEC, including the "Risk Factors" section of TiGenix's Form 20-F filed on April 16, 2018, as well as the tender offer documents filed by Takeda on April 30, 2018, as amended or supplemented from time to time, and the solicitation/recommendation statement filed by TiGenix on April 30, 2018, as amended or supplemented from time to time. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continue" and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond TiGenix's control. Therefore, actual results, the financial condition, performance, timing or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. Takeda and TiGenix disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in TiGenix's expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

Important Additional Information for U.S. Investors
The tender offer for all outstanding ordinary shares ("Ordinary Shares"), warrants ("Warrants") and American Depositary Shares ("ADSs") has commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix.

The tender offer, which is being made pursuant to the offer and support agreement entered into between Takeda and TiGenix on January 5, 2018, is comprised of two separate offers - (i) an offer to all holders of Ordinary Shares and Warrants in accordance with the applicable law in Belgium (the "Belgian Offer") and (ii) an offer to holders of Ordinary Shares who are resident in the U.S. in accordance with applicable U.S. law and to holders of ADSs wherever located (the "U.S. Offer").

Security holders of TiGenix are urged to read the offer documents which are available at www.sec.gov. The U.S. Offer is being made pursuant to an offer to purchase and related materials. Takeda has filed a tender offer statement on Schedule TO with the SEC with respect to the U.S. Offer on April 30, 2018, as amended or supplemented from time to time. TiGenix has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the U.S. Offer on April 30, 2018, as amended or supplemented from time to time.

Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that has been filed by Takeda with the SEC, as amended or supplemented from time to time, since these documents contain important information, including the terms and conditions of the U.S. Offer. Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 relating to the U.S. Offer that has been filed with the SEC by TiGenix, as amended or supplemented from time to time, since it contains important information. You may obtain a free copy of these documents and other documents at the SEC's website at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement on Schedule 14D-9, as amended or supplemented from time to time, and other documents filed with the SEC by TiGenix at www.tigenix.com. The Schedule TO, including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement, may also be obtained for free by contacting Georgeson LLC, the information agent for the tender offer, at +1 866 391 6921/tig-offer@georgeson.com. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix's filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

YOU SHOULD READ THE FILINGS MADE BY TAKEDA AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.